UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-9494

TIFFANY & CO.

(Exact name of registrant as specified in its charter)

200 Fifth Avenue

New York, New York 10010

(212) 755-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share (the “Common Stock”)

3.80% Notes due 2024 (the “2024 Notes”)

4.90% Notes due 2044 (the “2044 Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: One (1) holder
2024 Notes: One (1) holder
2044 Notes: One (1) holder

Explanatory Note: Effective January 7, 2021, pursuant to that certain Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2020, by and among LVMH Moët Hennessy-Louis Vuitton SE, a societas Europaea (European company) organized under the laws of France (“LVMH”), Breakfast Holdings Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of LVMH (“Holding”), Breakfast Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Holding (“Merger Sub”) and Tiffany & Co., a Delaware corporation (“Tiffany”), Merger Sub was merged with and into Tiffany (the “Merger”) with Tiffany surviving the Merger as an indirect wholly owned subsidiary of LVMH.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 18, 2021	TIFFANY & CO.

	By:	/s/ Leigh M. Harlan
		Name:	Leigh M. Harlan
		Title:	Senior Vice President, Secretary and General Counsel